
**DIVERTSESSIONS 1 INC.**

**FINANCING AGREEMENT**


THE SECURITIES, CONSISTING OF RIGHTS UNDER THIS AGREEMENT, ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES AND NO RESALE MARKET MAY EVER BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.


**PREAMBLE**


This Financing Agreement, dated as of the latest date set forth on the signature page hereto (this "**Agreement**"), sets forth the understanding between Divertsessions 1 Inc. (the "**Company**"), on the one hand, and the investor executing this Agreement on the signature page hereto ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Company for the purpose of creating and developing the Pop Up (as defined below). For purposes of this Agreement, "**Pop Up**" means the temporary for profit entertainment venue expected to be located at the Del Amo Mall in Torrance, California (or may be located at such other venue selected by the Company) consisting of an approximately 30,000 square foot outdoor parking lot surface, which is expected to include an artificial ski/snowboard hill, surfing and a wave machine, skatepark, live events and food and beverage facilities and which is expected to launch in early 2021 and run for three months with an option to extend, but which may be rescheduled for such other time and run for such other temporary period as determined by the Company.


**AGREEMENT**


For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.      Financier Funds.

    1.1     Subject to the terms and conditions of this Agreement, Financier agrees to provide Company with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "**Financier Funds**"), which Financier Funds will be applied toward the production budget of the Pop Up.

    1.2     The Company will be responsible for securing the full amount of the budget for the Pop Up from additional equity financing contributions (the funds contributed by prior contributions, if any, and future contributions being the "**Additional Equity Funds**") and other sources (e.g., crowdfunding) (together, the "**Additional Funds**") from third party equity financiers, whether such third parties invested prior to the date hereof or after the date hereof (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**").


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2.      Adjusted Gross Proceeds.

       2.1      Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

       (a)      First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Financier has received an amount equal to one hundred ten percent (110%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred ten percent (110%) of the Additional Equity Funds; and

       (b)      following such time, if ever, as Financier has recouped an amount equal to one hundred ten percent (110%) of Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred ten percent (110%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Divertbrands LLC (the "**Parent**"), the Company's parent company ("**Parent's Net Proceeds**"); and (b) fifty percent (50%), in the aggregate, to Financiers, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, and the Additional Equity Funds) and pari passu basis.  All third-party participations in Net Proceeds (other than those payable to Additional Financiers or those that constitute expenses as further described below) shall be borne out of Parent's Net Proceeds.

       2.2      As used herein, "**Gross Proceeds**" shall mean any and all amounts of revenue or other consideration received by Company from the exploitation of the Pop Up and all elements thereof and all rights therein, in any and all manner or from any other sources derived from the Pop Up, now known or hereafter devised, in perpetuity.  "**Adjusted Gross Proceeds**" shall mean Gross Proceeds remaining after deduction of all costs and expenses relating to the Pop Up, including, without limitation, the following: (i) actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the establishment of the Pop Up, including contractor expenses, payments to agents who assist the Company in establishing the Pop Up, expenses relating to ticket sales, marketing, and exploitation of the Pop Up (i.e., fees and expenses of any third party that acts as agent on behalf of the Company to assist in the creation or commercial exploitation of the Pop Up); (ii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iii) actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Pop Up (e.g., lease expenses and other costs to run the Pop Up); (iv) any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Pop Up, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (v) any compensation or deferred compensation and bonuses payable to parties rendering services in connection with the Pop Up; (vi) market rate compensation payable to the Company or its affiliates for services rendered in connection with the production, completion and delivery of the Pop Up; and (vii) any reasonable reserve amount, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.  It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Pop Up.

3.      Trademarks and Intellectual Property.      As between Company and Financier, Company or its affiliates shall own all rights, including trademarks and other intellectual property, pertaining to the Pop Up throughout the world and any renewals and extensions thereof.  For the sake of clarity, Company shall have

the right to assign its rights in the Pop Up, in whole or in part, to third parties, in Company's sole discretion.

4.      Closing.

      4.1     Subject to this Section 4.2, the closing of the sale and purchase of the rights granted to the Financier under this Agreement (the "**Securities**") in exchange for the Financier Funds (the "**Closing**") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement on Form C (the "**Offering Statement**") on the Portal's website (the "**Offering Deadline**").

      4.2     The Closing is conditioned upon satisfaction of all the following conditions:

      (a)      Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target offering amount specified in the Offering Statement (the "**Target Offering Amount**"); and

      (b)      At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount.

      4.3     The Financier understands that the Company may terminate the Offering at any time. The Financier further understands that during the Offering and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.      Control; Management Involvement in Company.      As between Company and Financier, all business decisions with regard to the Pop Up shall be made solely by Company.  The Company represents and warrants to the Financier that the existing management team of the Company has agreed to devote a majority of its business time to the Company until either (a) the Financier has been repaid in accordance with this Agreement or (b) a permanent facility has been constructed by the Company and is open for business.

6.      Financier's Representations, Warranties and Indemnities.

      6.1     The Financier understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Financier can bear the economic risk of this investment and can afford a complete loss thereof; the Financier has sufficient liquid assets to pay the full amount of Financier Funds; and the Financier has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Financier's investment of the Financier Funds. **Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Pop Up will be completed or that if completed that the Pop Up will be profitable; (iii) there can be no assurance that the Pop Up will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the Pop Up involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Offering Statement, a copy of which has been made available to the Financier.**

      6.2     The Financier acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Financier by Company or any other person that a profit and/or amount or type of gain or other consideration will be realized because of advancement by the Financier of the Financier

Funds.

6.3    Including the amount set forth on the signature page hereto, in the past 12-month period, the Financier has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

6.4    The Financier has received and reviewed a copy of the Offering Statement. With respect to information provided by the Company, the Financier has relied solely on the information contained in the Offering Statement to make the decision to purchase the Securities.

6.5    The Financier confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Financier in deciding to invest in the Securities. The Financier acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Financier's authority or suitability to invest in the Securities.

6.6    The Financier is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Statement. The Financier has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

6.7    The Financier understands that, unless the Financier notifies the Company in writing to the contrary at or before the closing of the Offering of the Securities, each of the Financier's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, taking into account all information received by the Financier.

6.8    The Financier acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid Financier Funds, without interest thereon, to the Financier.

6.9    The Financier understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.10    The Financier has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

6.11    The Financier confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Financier regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Financier is not relying on the advice or recommendations of the Company and the Financier has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Financier.

6.12    The Financier has such knowledge, skill and experience in business, financial and investment matters that the Financier is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Financier's own professional advisors, to the extent that the Financier has deemed appropriate, the Financier has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Financier has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Financier is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

6.13    The Financier is acquiring the Securities solely for the Financier's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Financier understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**") or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Financier and of the other representations made by the Financier in this Agreement. The Financier understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

6.14    The Financier understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Financier may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Financier understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Financier understands that the Financier must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.15    The Financier agrees that the Financier will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

7.    HIGH RISK INVESTMENT. **THE FINANCIER UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Financier acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Financier are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Financier has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

8.    Company Representations. The Financier understands that upon execution by the Company of this Agreement, the Company will be deemed to have made following representations and warranties to the Financier as of the date of such execution:

8.1     Corporate Power. The Company has been duly formed under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Financier pursuant to this Agreement.

8.2     Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

8.3     No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's certificate of incorporation or bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.     Right to Convert Securities.

9.1     Notice by Company of Distribution. The Company shall notify the Lead Investor described in the Offering Statement (the "Lead Investor") in writing at least thirty (30) days prior to the date that the Company expects to distribute Adjusted Gross Proceeds in accordance with this Agreement.

9.2     Notice by Financier of Election to Convert. The Lead Investor shall have the right at any time during such thirty (30) day period to notify the Company that the Lead Investor desires to convert the Securities purchased under this Agreement and other Securities issued in the Offering into Equity Securities (as defined below) of the Company instead of receiving the distributions of Adjusted Gross Proceeds that would otherwise be payable to the Financier under this Agreement.

9.3     Automatic Conversion upon Qualified Financing. If the Lead Investor provides the Company with such written notice pursuant to Section 9.2, then in the event that the Company issues and sells shares of its equity securities ("**Equity Securities**") to investors (the "**Investors**") in an equity financing with total proceeds to the Company of not less than $500,000 (excluding the conversion of the Securities or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "**Qualified Financing**"), then an amount equal to 110% of the Financier Funds and any amounts of Adjusted Gross Proceeds that would otherwise have been distributed to the Financier hereunder shall automatically convert in whole without any further action by the Financier into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.85, and (ii) the quotient resulting from dividing $2,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of the Securities and related securities issued under other Financing Agreements or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of the Securities shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

9.4    Company Right to Issue Shadow Securities.  Notwithstanding this paragraph, if the conversion price of the Securities as determined pursuant to this paragraph (the "**Conversion Price**") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert the Securities into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

9.5    Optional Conversion for non-Qualified Financing.  In the event the Company consummates an equity financing pursuant to which it sells shares of preferred stock in a transaction that does not constitute a Qualified Financing, then the Lead Investor shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.  The Company will notify the Lead Investor in writing of any Qualified Financing or other financing that does not constitute a Qualified Financing and, in the case of a financing that is not a Qualified Financing, the Lead Investor shall have the right to convert the Securities (and other Securities issued in the Offering held by other financiers) in connection with such financing that does not constitute a Qualified Financing during the thirty (30) day period following receipt of such notice by delivering a written notice to the Company indicating the Lead Investor's desire to convert the Securities.

9.6    Right to Convert into Company and Not Parent.  The Financier acknowledges and agrees that the right to convert the Securities hereunder at the election of the Lead Investor is a right to convert the Securities into Equity Securities of the Company and not of the Parent.  The Company's business plan is limited.  The Company's business plan consists solely of developing a single permanent entertainment facility that will be similar to the Pop Up, but permanent.  The Company has an executed letter of intent on a potential site at the Fashion District Mall in downtown Philadelphia, located at 901 Market St, Philadelphia, PA 19107, United States. This site is a 12,000 square foot site that will offer paid experiences on an artificial ski/snowboard hill, surfing and a wave machine, skateboarding in a skatepark, creative education, live events and food and beverage similar to the Pop Up.  For the avoidance of doubt, the Financier has no rights whatsoever to invest in or convert Securities into the Parent unless otherwise agreed to under a separate agreement.

10.    Indemnification. The Financier agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Financier's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Financier's breach of any of the Financier's representations and warranties contained herein.

11.    Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid, by electronic mail or otherwise actually delivered, to the Financier's address (or email address) provided to the Portal or to the Company at the address set forth in the Offering Statement, or such other place as the Financier or the Company from time to time designate in writing.

12.    Governing Law. Notwithstanding the place where this Agreement may be executed by any of the

parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

13.　　Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.　　Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

15.　　Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

16.　　Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17.　　Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

**[End of Page]**

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

COMPANY: DIVERTsessions 1 Inc

By: *Founder Signature*
_____

Name: [FOUNDER_NAME]
_____

Title: [FOUNDER_TITLE]
_____

**INVESTMENT AMOUNT** $ $[AMOUNT]
_____

**Read and Approved (For IRA Use Only):**          **INVESTOR:**

*Investor Signature*

By:_____          By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[_____] Accredited

[___X___] Not Accredited